Exhibit 99.1

APPENDIX 4C

Quarter Ended 30 September 2022

An Alternate Future

Alterity

Alterity Therapeutics Limited
ACN 080 699 065

Lodged with the ASX under Listing Rule 4.3A.
This information should be read in conjunction with the Annual report.

Appendix 4C – Q1 FY23 Quarterly Cash Flow Report

●	First patient dosed in Phase 2 clinical trial for ATH434 in New Zealand, trial opens in Europe and Australia

●	Approval of Investigational New Drug application by FDA to bring the Phase 2 clinical trial to the United States

●	Data from bioMUSE study provides a quantitative measurement of MSA progression

●	Cash balance on 30 September 2022 of A$31.9M

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 28 October 2022. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”), a biotechnology company dedicated to developing disease modifying treatments for neurodegenerative diseases, releases its Appendix 4C Quarterly Cash Flow Report and update on company activities for the quarter ending 30th September 2022 (Q1 FY23).

The Company’s cash position on 30 September 2022 was $31.9M with operating cash outflows of $4.8M, an increase on previous quarters due to the commencement of Alterity’s Phase 2 clinical trial for lead drug candidate ATH434 for the treatment of Multiple System Atrophy (MSA), a rare Parkinsonian disorder with no approved therapy.

Chief Executive Officer David Stamler, M.D., said: “We are excited by the tremendous progress we made to advance our Phase 2 clinical trial over the last several months. We achieved a major milestone by dosing our first patient and the trial is now running in multiple countries. MSA is a devastating disease that currently has no cure, and our team is dedicated to supporting our research partners around the world as they recruit, screen, and enrol patients into the study, pursuing our goal of validating our treatment.”

In accordance with ASX Listing Rule 4.7C, payments made to related parties and their associates included in item 6.1 of the Appendix 4C incorporates directors’ fees, consulting fees, remuneration and superannuation at commercial rates.

Operational Activities

Alterity achieved significant milestones during the first quarter of 2023.

The first patient was dosed in New Zealand in the Company’s Phase 2 clinical trial assessing ATH434 as a potentially disease modifying treatment for individuals with early-stage MSA. In addition, the first site in Europe was opened for enrolment in the United Kingdom. Subsequent to the closing of the quarter, Alterity also announced the opening of enrolment for the trial in Australia. Management continues to prioritise the expansion of the Phase 2 clinical trial into these and other countries.

In September 2022, the Company received approval of its Investigational New Drug (IND) application by the U.S. Food and Drug Administration (FDA) to allow the evaluation of ATH434 in individuals with MSA in the United States. This follows receipt of approval from the Italian Medicines Agency, or Agenzia Italiana del Farmaco (AIFA) to expand recruitment and clinical sites into Italy.

The randomized, double-blind, placebo-controlled study will enrol approximately 60 adult patients who will receive two dose levels of ATH434 or placebo over a period of 12 months. Results will provide an opportunity to detect changes in efficacy endpoints to optimize design of a definitive Phase 3 study.

Multiple data presentations were given in September and October from Alterity’s bioMUSE Natural History Study that continue to inform the Phase 2 trial. At the International Congress of Parkinson’s Disease and Movement Disorders, the poster, entitled “Wearable Sensors for Quantitative Motor Assessments in Multiple System Atrophy”, correlated data from wearable sensors with clinical assessments of motor function. The study determined that wearable sensors provide a quantitative assessment of MSA progression that is not captured by neurological examination. At the American Neurological Association Annual Meeting, the poster, entitled “Deep Learning Segmentation Improves Precision of Volume Assessment of Subcortical Structures in early MSA,” identified a method for measuring brain volume in MSA patients with improved precision, a finding that will increase the chance of demonstrating efficacy on biomarkers in Phase 2.

Corporate activity

Alterity continues to raise awareness on its work in neurodegenerative diseases through media and investor engagement opportunities. Dr David Stamler presented at Switzer’s Small & Micro Cap Virtual Conference and Alterity was featured in the Stockhead Investor Guide: Health & Biotech FY2023.

The Company also continues to support the MSA community and partnered with The Multiple System Atrophy Coalition to support the 2022 Patient & Family Conference in September.

In this quarter, Alterity received an extension of 180 calendar days until February 23, 2023 to regain compliance with Nasdaq’s minimum bid price requirement. As previously reported, in February 2022 the Company received a deficiency letter from the Listing Qualifications Department of Nasdaq notifying that the bid price for the Company’s American Depositary Shares (“ADSs”) had closed below the minimum $US1.00 per share requirement for continued inclusion on the Nasdaq Global Market. Alterity continues to work towards regaining compliance with Nasdaq.

About ATH434

Alterity’s lead candidate, ATH434, is an oral agent designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. As an iron chaperone, it has excellent potential to treat Parkinson’s disease as well as various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA). ATH434 has successfully completed Phase 1 studies demonstrating the agent is well tolerated and achieved brain levels comparable to efficacious levels in animal models of MSA. ATH434 has been granted Orphan designation for the treatment of MSA by the U.S. FDA and the European Commission. ATH434 is currently in a randomized, double-blind, placebo-controlled Phase 2 clinical trial of ATH434 in patients with early-stage MSA.

About Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare, neurodegenerative disease characterized by a combination of symptoms that affect both the autonomic nervous system and movement. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord. It is a rapidly progressive disease and causes profound disability. MSA is a Parkinsonian disorder characterized by motor impairment, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls. A pathological hallmark of MSA is the accumulation of the protein α-synuclein within the support cells of the central nervous system and neuron loss in multiple brain regions. MSA affects approximately 15,000 individuals in the U.S., and while some of the symptoms of MSA can be treated with medications, currently there are no drugs that are able to slow disease progression and there is no cure.1

1	National Institute of Health: Neurological Disorders and Stroke, Multiple System Atrophy Fact Sheet

About Alterity Therapeutics Limited

Alterity Therapeutics is a clinical stage biotechnology Company dedicated to creating an alternate future for people living with neurodegenerative diseases. The Company’s lead asset, ATH434, has the potential to treat various Parkinsonian disorders. Alterity also has a broad drug discovery platform generating patentable chemical compounds to intercede in disease processes. The Company is based in Melbourne, Australia, and San Francisco, California, USA. For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Authorization & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Investor & Media Contacts:

Australia

Ana Luiza Harrop

we-aualteritytherapeutics@we-worldwide.com

+61 452 510 255

U.S.

Remy Bernarda remy.bernarda@iradvisory.com

+1 (415) 203-6386

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of obtaining patent protection for the Company’s intellectual property or trade secrets, the uncertainty of successfully enforcing the Company’s patent rights and the uncertainty of the Company freedom to operate.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forwardlooking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Alterity Therapeutics Limited
ABN	Quarter ended (“current quarter”)
37 080 699 065	30 September 2022

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers	-	-
1.2	Payments for
	(a) research and development	(3,180)	(3,180)
	(b) product manufacturing and operating costs	-	-
	(c) advertising and marketing	(80)	(80)
	(d) leased assets	-	-
	(e) staff costs	(908)	(908)
	(f) administration and corporate costs	(496)	(496)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	-	-
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	(102)	(102)
1.7	Government grants and tax incentives	-	-
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	(4,766)	(4,766)

2.	Cash flows from investing activities
2.1	Payments to acquire or for:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 1
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
2.2	Proceeds from disposal of:
	(a) entities	-	-
	(b) businesses	-	-
	(c) property, plant and equipment	-	-
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (provide details if material)	-	-
2.6	Net cash from / (used in) investing activities	-	-

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	129	129
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities or convertible debt securities	(8)	(8)
3.5	Proceeds from borrowings	-	-
3.6	Repayment of borrowings	-	-
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-
3.9	Other (provide details if material)	-	-
3.10	Net cash from / (used in) financing activities	(121)	(121)

4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	34,807	34,807
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(4,766)	(4,766)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	-	-

ASX Listing Rules Appendix 4C (17/07/20)	Page 2
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000
4.4	Net cash from / (used in) financing activities (item 3.10 above)	121	121
4.5	Effect of movement in exchange rates on cash held	1,688	1,688
4.6	Cash and cash equivalents at end of period	31,850	31,850

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	31,850	31,850
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	31,850	31,850

6.	Payments to related parties of the entity and their associates	Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	129
6.2	Aggregate amount of payments to related parties and their associates included in item 2	-
Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

The amount at 6.1 includes payment of director’s fees and salaries and consulting fees, excluding GST where applicable.

ASX Listing Rules Appendix 4C (17/07/20)	Page 3
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities

Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	-	-
7.2	Credit standby arrangements	-	-
7.3	Other (please specify)	-	-
7.4	Total financing facilities	-	-

7.5	Unused financing facilities available at quarter end		-
7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)	(4,766)
8.2	Cash and cash equivalents at quarter end (item 4.6)	31,850
8.3	Unused finance facilities available at quarter end (item 7.5)	-
8.4	Total available funding (item 8.2 + item 8.3)	31,850

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	6.7
	Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
	8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?
	Answer: N/A
	8.6.2 Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?
	Answer: N/A
	8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?
	Answer: N/A
Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20)	Page 4
+ See chapter 19 of the ASX Listing Rules for defined terms.

Appendix 4C
Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date: 28 October 2022

Authorised by:	Phillip Hains – Company Secretary (Name of body or officer authorising release – see note 4)

Notes

1.	This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.	If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.	If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.	If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20)	Page 5
+ See chapter 19 of the ASX Listing Rules for defined terms.